UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38313

iClick Interactive Asia Group Limited

(Translation of registrant’s name into English)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

INCORPORATION BY REFERENCE

Exhibit 23.1 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-232435) of iClick Interactive Asia Group Limited (the “Company”) (including any prospectuses forming a part of such registration statement) and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1, and 99.2 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-232435 and 333-239982) of the Company (including any prospectuses forming a part of such registration statements) and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The following are furnished as exhibits to this report on Form 6-K:

EXHIBIT INDEX

Number	Description of Document
23.1	Consent of PricewaterhouseCoopers
99.1	Management’s discussion and analysis of financial condition and results of operations as of and for the six months ended June 30, 2020
99.2	Unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iClick Interactive Asia Group Limited

By:	/s/ Terence Li
Name:	Terence Li
Title:	Chief Financial Officer

Date: September 1, 2020